WISeKey Reports FY 2021 Audited Consolidated Financial Results

Schedules conference call for Friday, April 29 at 3:00 pm CET (9:00 am ET)

•	Revenue growth: 51% increase in FY 2021 revenue to $22.3 million, as compared to $14.8 million in FY 2020.

•	Increase in gross profit margin: FY 2021 gross profit margin increased to 41% from 37% in FY 2020.

•	Strong cash position: cash and cash equivalents together with restricted cash increased to $34.4 million at December 31, 2021, from $21.8 million at December 31, 2020.

Geneva, Switzerland, April 14, 2022 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules– WISeKey International Holding Ltd. (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company” or the “Group”), a leading cybersecurity and IoT company, announced today its audited consolidated financial results for full year (FY) 2021 (period ended December 31, 2021).

Carlos Moreira, WISeKey’s Founder and CEO, noted, “In 2021, demand for WISeKey’s products and services substantially increased. With a 51% increase in revenue, the Group is back on its growth path, supported by investments in R&D aiming to remain at the edge of technology, and investments focused on strengthening our sales force. A large part of our revenue increase came from the new AI revenue stream after the acquisition of a 51% controlling interest in arago GmbH (“arago”) in February 2021. During the year, we invested significantly in arago to streamline its operations and to try to get the company to improve its operational efficiencies.”

Mr. Moreira added, “2022 is set to be another strong year for WISeKey on several fronts. Demand for our IoT products remains very high and we have already started scheduling deliveries for 2023. While we continue to face semiconductors supply chain shortages, we are looking at every option to further shorten customer delivery times. WISeKey is positioning itself as a strong, reliable and customer-focused supplier. We are progressing well on our two new revenue streams with the launch of the first WISeSaT PocketQube Satellite in January 2022 and the expansion of the NFT portfolio available on our WISe.ART NFT platform which already includes over 300 artists.”

As regards to operational costs, in 2022 we will continue to invest strongly in research and development, following $7.0 million of investments made in 2021, as we have re-focused our efforts on software components that form the USP for our IoT products.

The final significant movement on the balance sheet is the increase in the balance of our convertible notes, which relates to the issuance of two new convertible bonds for a total of $22 million in June 2021. This balance has been currently reduced to just over $10 million, and under the terms of the agreement, we have an additional $11.5 million available to draw down.

WISeKey’s FY21 audited consolidated financial results are available at https://www.wisekey.com/company/investors/financial-reports/.

2021 Key Financial and Operational Highlights:

•	Revenue growth: 51% increase in revenue to $22.3 million for FY 2021, compared to $14.8 million in FY 2020.

•	Increase in gross profit margin: FY 2021 gross profit margin increased to 41% from 37% in FY 2020.

•	Strong cash position: cash and cash equivalents together with restricted cash increased to $34.4 million at December 31, 2021, from $21.8 million at December 31, 2020.

•	Acquired 51% controlling interest in arago GmbH (arago) on February 1, 2021: arago’s leading technology provides AI to enterprises, globally, through Knowledge Automation provides WISeKey with an opportunity to approach the fast-growing AIoT market. The combination of arago’s AI based Knowledge Automation and Data platform HIRO and WISeKey’s Cybersecurity, European Root of Trust and IoT/semiconductors technologies creates the AIoT offering that integrates semiconductors, smart sensors, IoT systems, Artificial Intelligence and a data cloud to deliver to customers a unique offering to power innovation and digital transformation. Using WISeKey’s cybersecurity technology and IoT network, data will be collected in HIRO where it can be processed and through automation acted upon in real time in a highly secure environment.

•	Development and launch of the WISe.ART NFT auction platform: an innovative platform where WISeKey adds identification to the emerging NFT trade market, therefore ensuring that NFTs sold on its platform are genuine. Our WISe.ART NFT platform provides the most secure and scalable blockchain back-end for creating real digital twins for valuable objects and trading high-value NFTs from the collectible and luxury space, incorporating vetting, provenance, proof of ownership, and follow-on monetization control into the NFTs. The revenue streams arising from WISeArt will be split across two key areas.

o	Firstly, we are charging commissions on the sales that are carried out on the WISeArt platform. This is a percentage of the total sale and will depend upon multiple factors but, ultimately, will be a relatively straight-forward revenue transaction.

o	Secondly, we are offering a white label version of the WISeArt platform that can be taken by clients that wish to have their own branded platform for auctions and sales. Here we would generate a one-off fee for the platform sale, as well as fees for the set-up and installation, with an ongoing hosting, maintenance and support packages being added with a separate annual fee. Our intention is that, with the hosting still being carried out by WISeKey, commission fees would also still apply to the sales on the platform.

2022 key Growth Areas

•	The launch of the WISe.ART NFT platform in 2021 is expected to provide new WISe.ART revenue streams in the shape of commissions on the sales carried out on the platform, and the sale of a white label version of the WISe.ART platform for clients that wish to have their own branded platform for auctions and sales.

•	The launch of the first WISeSaT PocketQube Satellite in January 2022 is the result of the investment of WISeKey in FOSSA Systems to integrate their picosatellite technology into the WISeKey IoT Connect & Trust model and improve IoT communication in remote and poor connectivity areas.

•	New strategic partnerships to strengthen its position as IoT cybersecurity provider and to develop new use cases based on our established technologies (refer to page 29 of the financial report for details).

•	Investments in post-quantum cryptography that are resistant against quantum cryptanalysis so as to anticipate future cybersecurity threats, working in collaboration with the American National Institute of Standards and Technology (NIST) and the European Union Agency for Cybersecurity (ENISA).

•	Planned significant investment into new equipment to increase the production volume of semiconductors.

•	Investment in R&D to expand its patent portfolio.

FY 2021 Results Conference Call

Carlos Moreira, CEO and Peter Ward, CFO will host a conference call on Friday, April 29, 2022, at 3:00 p.m. CET / 9:00 a.m. ET to discuss these results, recent business developments and growth initiatives. A Q&A session will follow the prepared remarks.

Interested parties may participate in the call by dialing:

United States (Toll)	877-445-9755
United States (Toll Free)	201-493-6744
Spain (fixed) ATT:	900 834 236
Spain (mobile) ATT:	900 834 876
United Kingdom (fixed) ATT:	0 800 756 3429
France (fixed) ATT /excl. Monaco:	0 800 912 848
Switzerland (fixed) ATT:	0 800 835 525
Switzerland (mobile) ATT:	0 800 891 374
Italy (fixed) ATT:	800 791 612
Italy (mobile) ATT:	800 796 508
Netherlands (fixed) ATT:	0 800 023 4340
Netherlands (mobile) ATT:	0 800 022 3580
Germany (fixed) ATT:	0 800 182 0040
Germany (mobile) ATT:	0 800 184 4713

To access the call, please dial-in approximately five minutes before the start time. The call will also be simultaneously webcasted over the Internet via this link and such link will also be made available in the “Investor Relations” section of WISeKey’s website http://wisekey.com/investors/.

An archived version of the webinar will be available on WISeKey’s website following the live presentation. For any questions regarding the event, please email Lcati@equityny.com.

ADDITIONAL FINANCIAL & OPERATIONAL DATA

FY 2021 Key Financials - WISeKey Group

(Million US$)
US GAAP	2021	2020
Net sales	22.3	14.8
Gross profit	9.1	5.5
Operating loss as reported	(26.7)	(18.5)
Net income attributable to WISeKey as reported	(20.3)	(28.7)

Non-GAAP	2021	2020
EBITDA	(25.7)	(16.9)
Adjusted EBITDA	(20.7)	(15.8)

Total Cash and restricted cash	34.4	21.8

Consolidated Statements of Comprehensive Income/(Loss) [as reported]

	12 months ended December 31,
USD'000	2021	2020	2019

Net sales	22,258	14,779	22,652
Cost of sales	(12,869)	(8,578)	(12,871)
Depreciation of production assets	(301)	(736)	(325)
Gross profit	9,088	5,465	9,456

Other operating income	183	43	180
Research & development expenses	(7,007)	(6,012)	(6,422)
Selling & marketing expenses	(10,226)	(7,355)	(7,929)
General & administrative expenses	(18,726)	(10,673)	(15,789)
Total operating expenses	(35,776)	(23,997)	(29,960)
Operating loss	(26,688)	(18,532)	(20,504)

Non-operating income	8,638	1,127	1,918
Debt conversion expense	(325)
Gain on derivative liability	—	44	214
Gain / (loss) on debt extinguishment	—	—	(233)
Interest and amortization of debt discount	(1,057)	(458)	(742)
Non-operating expenses	(4,755)	(11,079)	(3,670)
Loss from continuing operations before income tax expense	(24,187)	(28,898)	(23,017)

Income tax expense	93	(9)	(13)
Loss from continuing operations, net	(24,094)	(28,907)	(23,030)

Discontinued operations:
Net sales from discontinued operations	—	—	1,934
Cost of sales from discontinued operations	—	—	(791)
Total operating and non-operating expenses from discontinued operations	—	—	(1,801)
Income tax recovery from discontinued operations	—	—	42
Gain on disposal of a business, net of tax on disposal	—	—	31,100
Income / (loss) on discontinued operations	—	—	30,484

Net income / (loss)	(24,094)	(28,907)	7,454

Less: Net income / (loss) attributable to noncontrolling interests	(3,754)	(248)	(733)
Net income / (loss) attributable to WISeKey International Holding AG	(20,340)	(28,659)	8,187

Earnings per share
Earnings from continuing operations per share - Basic	(0.34)	(0.68)	(0.64)
Earnings from continuing operations per share - Diluted	(0.34)	(0.68)	(0.64)

Earnings from discontinued operations per share - Basic	—	—	0.84
Earnings from discontinued operations per share - Diluted	—	—	0.81

Earning per share attributable to WISeKey International Holding AG
Basic	(0.28)	(0.67)	0.23
Diluted	(0.28)	(0.67)	0.23

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(1,534)	1,729	516
Change in unrealized gains related to available-for-sale debt securities	1,965	5,385	—
Defined benefit pension plans:
Net gain (loss) arising during period	1,572	1,189	(2,199)
Reclassification adjustments	(7,350)	—	—
Other comprehensive income / (loss)	(5,347)	8,303	(1,683)
Comprehensive income / (loss)	(29,441)	(20,604)	5,771

Other comprehensive income / (loss) attributable to noncontrolling interests	186	(95)	(127)
Other comprehensive income / (loss) attributable to WISeKey International Holding AG	(5,533)	8,398	(1,556)

Comprehensive income / (loss) attributable to noncontrolling interests	(3,567)	(343)	(860)
Comprehensive income / (loss) attributable to WISeKey International Holding AG	(25,874)	(20,261)	6,631

The notes are an integral part of our consolidated financial statements.

Consolidated Balance Sheets [as reported]

	As at December 31,
USD'000	2021	2020
ASSETS
Current assets
Cash and cash equivalents	34,249	19,650
Restricted cash, current	110	2,113
Accounts receivable, net of allowance for doubtful accounts	3,261	2,900
Notes receivable from employees	68	37
Available-for-sale debt security	—	9,190
Inventories	2,710	2,474
Prepaid expenses	1,435	649
Deferred charges, current	—	836
Other current assets	677	814
Total current assets	42,510	38,663

Noncurrent assets
Notes receivable, noncurrent	190	183
Deferred income tax assets	6	3
Deferred tax credits	848	1,312
Property, plant and equipment net of accumulated depreciation	587	1,000
Intangible assets, net of accumulated amortization	9,186	9
Finance lease right-of-use assets	171	246
Operating lease right-of-use assets	3,706	2,502
Goodwill	30,841	8,317
Deferred charges, noncurrent	—	169
Equity securities, at cost	501	—
Equity securities, at fair value	1	301
Other noncurrent assets	258	176
Total noncurrent assets	46,295	14,218
TOTAL ASSETS	88,805	52,881

LIABILITIES
Current Liabilities
Accounts payable	16,448	13,099
Notes payable	6,249	4,115
Convertible note payable, current	—	5,633
Deferred revenue, current	487	302
Current portion of obligations under finance lease liabilities	55	119
Current portion of obligations under operating lease liabilities	950	601
Income tax payable	11	3
Other current liabilities	552	1,105
Total current liabilities	24,752	24,977

Noncurrent liabilities
Bonds, mortgages, convertible note payable and other long-term debt	458	646
Convertible note payable, noncurrent	9,049	3,710
Deferred revenue, noncurrent	100	19
Finance lease liabilities, noncurrent	—	67
Operating lease liabilities, noncurrent	2,878	1,901
Indebtedness to related parties, noncurrent	2,395	—
Employee benefit plan obligation	4,769	6,768
Deferred income tax liability	2,906	—
Other deferred tax liabilities	62	38
Other noncurrent liabilities	57	329
Total noncurrent liabilities	22,674	13,478
TOTAL LIABILITIES	47,426	38,455

SHAREHOLDERS' EQUITY
Common stock - Class A	400	400
CHF 0.01 par value
Authorized - 40,021,988 and 40,021,988 shares
Issued and outstanding - 40,021,988 and 40,021,988 shares
Common stock - Class B	4,685	2,490
CHF 0.05 par value
Authorized - 138,058,468 and 63,234,625
Issued - 88,120,054 and 47,622,689
Outstanding - 80,918,390 and 42,839,554
Share subscription in progress	—	1
Treasury stock, at cost (7,201,664 and 4,783,135 shares held)	(636)	(505)
Additional paid-in capital	268,199	224,763
Accumulated other comprehensive income / (loss)	1,407	6,940
Accumulated deficit	(238,160)	(217,820)
Total shareholders'equity attributable to WISeKey shareholders	35,895	16,269
Noncontrolling interests in consolidated subsidiaries	5,484	(1,843)
Total shareholders'equity	41,379	14,426
TOTAL LIABILITIES AND EQUITY	88,805	52,881

The notes are an integral part of our consolidated financial statements.

Non-GAAP Financial Measures

In managing WISeKey's business on a consolidated basis, WISeKey management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting WISeKey’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in WISeKey's underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance and allows for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in WISeKey’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

Non-GAAP to GAAP Reconciliations

Financial Reconciliation of GAAP to non-GAAP Results (unaudited)	12 months to December 31,
(Million US$)	2021	2020
Operating loss as reported	(26.7)	(18.5)
Non-GAAP adjustments:
Depreciation expense	0.5	1.0
Amortization expense on intangibles	0.5	0.6
EBITDA	(25.7)	(16.9)
Non-GAAP adjustments:
Stock-based compensation	3.8	0.4
Expenses settled in equity	0.1	—
M&A-related legal fees	0.9	0.5
M&A-related professional fees	—	0.1
Listing-related professional fees	0.1	0.1
Adjusted EBITDA	(20.7)	(15.8)

GAAP to Non-GAAP Cash and Cash Equivalents	As of December 31,
(Million US$)	2021		2020
Cash and cash equivalents as reported	34.3	*	19.7
Restricted cash, current as reported	0.1		2.1
Total Cash and restricted cash	34.4		21.8
* Rounded up

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.